

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Manuel Brocke-Benz
Chief Executive Officer
VWR Corporation
100 Matsonford Road
Randor, Pennsylvania 19087

     Re: VWR Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 1, 2014
           File No. 333-196996

Dear Mr. Brocke-Benz:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 18

1. We note your disclosure on page 163 that you have included an exclusive forum selection provision in your Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering. Please add a risk factor addressing the risks to stockholders resulting from this provision or tell us, if true, why you believe this provision does not create any material risks for stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Critical Accounting Policies and Estimates, page 83

2. We reviewed your response to comment 15 in our letter dated July 24, 2014 and the revisions to your disclosure. We note your disclosure that changes in estimates and

assumptions related to accounts receivable and reserves, inventory obsolescence, rebates from suppliers and agreements with customers could materially affect your consolidated results of operations. Please quantify the impact of these estimates on your results of operations or the potential impact of changes in the assumptions.

Consolidated Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements, page F-2

3. Please update the interim financial statements and related financial information throughout the prospectus. Refer to Rule 3-12(a) of Regulation S-X.

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-24

(5) Acquisitions, page F-30

4. We reviewed your response to comment 24 in our letter dated July 24, 2014. Please confirm to us that you did not incur any acquisition-related costs in connection with the business combinations consummated during the past three years. In addition, please tell us whether you incurred any professional fees in connection with the business combinations and if so how you accounted for such costs.

 (10) Debt, page F-36

5. We reviewed your response to comment 26 in our letter dated July 24, 2014 and the revisions to your disclosure. Please disclose the amount of restricted net assets of consolidated subsidiaries at the end of the most recently completed fiscal year. Please refer to paragraph (e)(3)(ii) of Regulation S-X.

(13) Share-Based Compensation Related to Parent, page F-49

6. We reviewed your response to comment 27 in our letter dated July 24, 2014. Please tell us how you determined the fair value of Holdings' equity units purchased by management investors and used in the valuation of unit-based awards of incentive units, including a description of the methods and significant factors and assumptions used in estimating the fair value of the units for each grant date. For example, please tell us whether you performed contemporaneous or retrospective valuations and the valuation methodologies used, such as the market approach and/or income approach, and the key assumptions, such as discount rates and growth rates, used in estimating the fair value of the units at each grant date.

7. Please disclose the number of incentive units granted to management investors pursuant to the agreements entered into on March 30, 2012, December 12, 2012 and December 16, 2013. In addition, please tell us the fair value of the securities underlying the incentive units at each grant date.

8. We reviewed your response to comment 28 in our letter dated July 24, 2014. You state in your response that the estimated fair value of the modified award was zero because the participation threshold applicable to the Series 1 Class B Incentive Units exceeded the grant date fair value of the Series 1 Class B Incentive Units before the application of the participation threshold. Please explain to us what the participation threshold represents and how it is applied.

(21) Segment Financial Information, page F-65

9. We reviewed your response to comment 33 in our letter dated July 24, 2014. Please disclose that it is impracticable to provide net sales from each group of similar products pursuant to ASC 280-10-50-40.

You may contact Yolanda Guobadia, Staff Accountant, (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director